UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of August 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, August 2, 2006

PRESS RELEASE

CONSOLIDATED REVENUE(1) FOR THE FIRST HALF-YEAR
ENDING JUNE 30, 2006

     (Unaudited figures)
STRONG REVENUE GROWTH

VEOLIA ENVIRONNEMENT

As indicated in the 2005 Reference Document, Veolia Environnement now applies the draft interpretations on concession accounting under IFRS. The impacts of this change in method are described in the presentation dated July 27 2006, which is available on the company's website (www.veolia-finance.com). The accounts at June 30, 2005 have been restated for application of the same accounting principles for comparison purposes.

At June 30, 2006 (€m)	At June 30, 2005 adjusted (€m)(2)	Change 2006/2005	Of which internal growth	Of which external growth	Of which exchange rate fluctuation
13,997.7	12,306.8	+13.7%	+9.9%	+3.0%	+0.8%

The Company's consolidated revenue rose by 13.7% to 13,997.7 million euros versus 12,306.8 million euros at June 30, 2005. Organic growth came to 9.9% .

External growth of 3.0% came primarily from acquisitions made by Veolia Transport in the USA and by Veolia Water in the Solutions and Technologies business. Revenue generated outside France totaled to 7,320.3 million euros, or 52.3% of the total revenue.

Positive currency effects of €98.2m (+0.8%) came primarily from the US dollar (€42.7m), the Czech crown (€24.7m) and Latin-American currencies (€12.6m) .

______________________
(1)   Revenue from ordinary activities
(2)   The accounts to June 30, 2005 have been restated for application of draft interpretations D12, D13 and D14 on concession accounting.

1/5

WATER

At June 30, 2006 (€m)	At June 30, 2005 adjusted (€m)(1)	Change 2006/2005	Of which internal growth	Of which external growth	Of which exchange rate fluctuation
4,801.0	4,294.5	+11.8%	+8.6%	+2.3%	+0.9%

•	In France, on a like-for-like basis, the water business grew 6.4% excluding Veolia Water Solutions and Technologies, thanks to continued strong growth of the engineering business in the anticipation of the summer and robust trends in the distribution business.

•	Outside France, excluding Veolia Water Solutions & Technologies and Proactiva, revenue rose by 12.5% (+8.1% on a like-for-like basis). In Europe, growth of 8.6% was led by the start-up of new contracts, notably in Germany (waste water treatment for the city of Braunschweig), in the Czech Republic (Hradec Kralove and Prostejov). Sharp growth in revenue in Asia-Pacific up 38.3% (organic growth of 16.4%) was driven largely by start-up of new contracts in China (Hohhot and Changzhou in the municipal segment). External growth in this region came from the increase in stake in the Adelaide contract in Australia and small acquisitions in Japan.

•	Veolia Water Solutions & Technologies posted an 18.1% rise in revenue on a like-for-like basis, notably due to sharp growth in Design & Build activity in France, in the Middle East and in the United States. Including recent acquisitions (Westgarth company), total growth came to 28.4% .

WASTE MANAGEMENT

At June 30, 2006 (€m)	At June 30, 2005 adjusted (€m)(1)	Change 2006/2005	Of which internal growth	Of which external growth	Of which exchange rate fluctuation
3,547.9	3,218.1	+10.2%	+8.9%	+0.4%	+0.9%

Revenue in France rose by 5.9% (of which 5.4% organic growth) due to the combined effect of the increased contribution from new incineration plants and the increased tonnages of solid waste collected and treated in high value-added service contracts.

Outside France, excluding Proactiva, organic growth totaled 11.8% . The trend was buoyant in the United States in all activities (+15.7%) and in Northern Europe. In the UK, global growth came to 14.1%, of which 8% organic growth (integrated contracts in Sheffield and Hampshire), on top of the contribution from the acquisition in hazardous waste made in 2005.

(1) The accounts to June 30, 2005 have been restated for application of draft interpretations D12, D13 and D14 on concession accounting.

2/5

ENERGY SERVICES

At June 30, 2006 (€m)	At June 30, 2005 adjusted (€m)(1)	Change 2006/2005	Of which internal growth	Of which external growth	Of which exchange rate fluctuation
3,245.3	2,706.0	+19.9%	+17.6%	+1.7%	+0.6%

Global growth comes to 19.9% of which 17.6% organic growth. Higher energy prices had an impact of €203 million. Excluding this factor, growth in the Energy Services rose by 12.4% .

In France, organic growth of 15.2% was driven primarily by the increase in energy prices and, to a lesser extent, by favorable weather conditions, start-up of new contracts and the increase in order backlog for construction subsidiaries.

Outside France, global growth came to 26.8%, with organic growth of 21.5%, driven primarily by the full effect of the Lodz contract (Poland), by weather and price conditions in Central Europe and a small acquisition in Italy.

TRANSPORTATION

At June 30, 2006 (€m)	At June 30, 2005 adjusted (€m)(1)	Change 2006/2005	Of which internal growth	Of which external growth	Of which exchange rate fluctuation
2,403.5	2,088.2	+15.1%	+4.2%	+10.4%	+0.5%

In France, revenue was virtually stable, with non-renewal in 2006 of the Toulouse contract being offset by the signature of new urban and inter-urban contracts and strong trends in activities.

Outside France (7.5% of organic growth), revenue reflected the start-up of new German railway contracts (Nordhartz-Netz and Marschbahn) and the full effect of developments in North America.

Total external growth of 10.4% was driven primarily by the acquisition of ATC and Shuttleport in the USA and of Helgelandske in Norway.

(1) The accounts to June 30, 2005 have been restated for application of draft interpretations D12, D13 and D14 on concession accounting.

3/5

Outlook

Growth in revenue in the first half year highlights a strong sales performance posted by Veolia Environnement in growing markets, based on organic growth and targeted acquisitions. Since the beginning of the year, the Group has signed important new contracts in the water division (Slovakia, the Middle East and China), in the waste management division (Nottinghamshire in the UK), in the energy services division (Italy and China) and the transportation division (France, USA and the Netherlands). It has also acquired waste treatment activities in Belgium. These elements allow Veolia Environnement to confirm the full-year growth in revenue of more than 10% versus 6 to 8% previously expected.

Important Disclaimer.

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, such as: risks relating to the development of Veolia Environnement’s activities in highly competitive sectors which require substantial human and capital resources; the risk that changes in the prices of fuel and other commodities or in tax levels reduce Veolia Environnement’s profits; the risk that governmental authorities modify or terminate some contracts entered into with Veolia Environnement; the risk that Veolia Environnement incur higher costs in the future in connection with the compliance with environmental regulations; risks relating to exchange rate fluctuations which may have an adverse effect on Veolia Environnement financial situation as reflected in its financial statements and/or on the trading and sales prices of Veolia Environnement’s shares; risks relating to Veolia Environnement potential environmental liabilities with respect to past, present and future activities; as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

A conference-call will be held on August 2, 2006 at 8.30 AM (CET)
The phone number to dial is 44 207 365 1833

A replay is available from August 2nd to August 15th, 2006
Numbers to dial 44 207 806 1970
Or
1 718 354 1112

(code 4588394#)

4/5

APPENDIX

Revenue from ordinary activities at 31 March 2005 and 2006 reported and after early adoption of draft interpretations D12, D13 and D14

In €m	At 31 March 2005		At 31 March 2006
	Reported	D12	Reported	D12

Water	2,042.0	2,076.5	2,259.0	2,280.0
Waste management	1,498.3	1,523.3	1,708.8	1,715.1
Energy	1,646.5	1,654.3	2,022.0	2,029.8
Transportation	1,008.3	1,008.0	1,171.8	1,171.1
VE Group	6,195.1	6,262.1	7,161.6	7,196.0

5/5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 2, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel